Exhibit (a)(1)(W)

REVISED LETTER TO BROKERS, DEALERS, ETC.

INCREASED ALL CASH OFFER
For All Ordinary Shares
(Including Ordinary Shares Represented by American Depositary Shares)
of
ELAN CORPORATION, PLC
by
ECHO PHARMA ACQUISITION LIMITED

THE INCREASED OFFER AND RELATED WITHDRAWAL RIGHTS WILL EXPIRE AT 8:00 A.M. (NEW YORK CITY TIME) / 1:00 P.M. (IRISH TIME) ON JUNE 6, 2013, UNLESS THE INITIAL OFFER PERIOD IS EXTENDED. ELAN ADSs TENDERED PURSUANT TO THE INCREASED OFFER MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION OF THE INITIAL OFFER PERIOD AS IT MAY BE EXTENDED. ELAN ADSs MAY NOT BE WITHDRAWN DURING THE SUBSEQUENT OFFER PERIOD, EXCEPT IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE REVISED OFFER DOCUMENT.

May 23, 2013

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

Echo Pharma Acquisition Limited, a private limited company incorporated under the laws of Ireland (“Royalty Pharma”), is offering to purchase all of the issued and to be issued ordinary shares, of €0.05 each (“Elan Shares”), of Elan Corporation, plc, a public limited company incorporated under the laws of Ireland (“Elan”), including those Elan Shares represented by American depositary shares (“Elan ADSs”), subject to the terms and conditions set forth in the Increased All Cash Offer, dated May 23, 2013 (the “Revised Offer Document”), the Revised ADS Letter of Transmittal (as defined below) and the other relevant revised offer documents (the increased offer reflected by such terms and conditions, together with any amendments or supplements thereto, constitutes the “Increased Offer”). Certain terms used and not otherwise defined herein shall have the respective meanings assigned to them in the Revised Offer Document.

As discussed in the Revised Offer Document, the Increased Offer is not being made in any jurisdiction in which the Increased Offer would be unlawful under the laws of such jurisdiction. No copies of the Revised Offer Document, the Revised ADS Letter of Transmittal or any other related documentation should be sent to any jurisdiction where to do so would constitute a violation of the relevant laws in such jurisdiction.

YOUR PROMPT ACTION IS REQUESTED. WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE. PLEASE NOTE THAT THE INCREASED OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 8:00 A.M. (NEW YORK CITY TIME) / 1:00 P.M. (IRISH TIME) ON JUNE 6, 2013, UNLESS THE INITIAL OFFER PERIOD IS EXTENDED.

For your information and for forwarding to those of your clients for whom you hold Elan ADSs registered in your name or in the name of your nominee, we are enclosing the following documents:

1.	The Revised Offer Document;

2.	The Revised ADS Letter of Transmittal to be used by holders of Elan ADSs to accept the Increased Offer; and

3.

A printed form of letter that may be sent to your clients for whose account you hold Elan ADSs registered in your name or in the name of a nominee, with space provided for obtaining such clients’ instructions with regard to the Increased Offer.

Please note the following:

1.	The Increased Offer Price is US$12.50 in cash per Elan Share (including each Elan Share represented by an Elan ADS).

2.	The Increased Offer is being made for all of the issued and to be issued Elan Shares, including those represented by Elan ADSs.

3.

The Initial Offer Period will expire at 8:00 a.m. (New York City time) / 1:00 p.m. (Irish time) on June 6, 2013, unless Royalty Pharma extends the Initial Offer Period. If the Increased Offer becomes or is declared unconditional, the Initial Offer Period will end and a subsequent offer period of at least 14 days in length will start immediately. Royalty Pharma may extend the subsequent offer period beyond 14 days until a further specified date or until further notice. You may withdraw acceptances under the Increased Offer at any time until the end of the Initial Offer Period. Acceptances may not be withdrawn during the subsequent offer period, except in certain limited circumstances described in the Revised Offer Document.

4.

If a holder of Elan ADSs tenders its Elan ADSs in the Increased Offer, and the Increased Offer becomes or is declared unconditional, The Bank of New York Mellon (the “ADS Tender Agent”), as such holder’s representative, will, upon the request of Royalty Pharma, surrender the tendered and accepted Elan ADSs to Citibank, N.A., or its successor, as Depositary for the Elan ADSs (the “ADS Depositary”), and instruct the ADS Depositary on behalf of such holder of Elan ADSs to withdraw the Elan Shares represented by such tendered Elan ADSs and to deliver such shares to or as instructed by Royalty Pharma. Royalty Pharma will withhold up to $0.05 per Elan ADS (the “Cancellation Fee”) from the consideration payable to tendering ADS holders to pay the fees of the ADS Depositary for the surrender of the Elan ADSs and delivery of the Elan Shares represented thereby if such surrender and delivery is requested by Royalty Pharma. That money will be paid to the ADS Depositary at the time the tendered and purchased ADSs are surrendered by or at the discretion of Royalty Pharma for the purposes of the withdrawal of the Elan Shares represented thereby.

5.

The Increased Offer is conditional upon, among other things: (a) Royalty Pharma receiving valid acceptances of the Increased Offer, that have not been validly withdrawn, in respect of not less than 90% (or such lower percentage as Royalty Pharma may decide) of the maximum number of Elan Shares (including Elan Shares represented by Elan ADSs) in issue (but excluding any such Elan Shares which are cancelled after the date of the Revised Offer Document or which are held, or become held, in treasury) or which may be issued pursuant to the exercise of outstanding subscription, conversion or other rights, which carry, or if allotted and issued, or re-issued from treasury, would carry, not less than 90% (or such lower percentage as Royalty Pharma may decide) of the voting rights attaching to such shares; provided, that this condition will not be satisfied unless Royalty Pharma has acquired or agreed to acquire Elan Shares, including those represented by Elan ADSs, in issue or unconditionally allotted pursuant to the exercise of outstanding subscription, conversion or other rights, carrying in aggregate more than 50% of the voting rights then exercisable at a general meeting of Elan, subject to certain requirements of the Irish Takeover Rules and US tender offer rules (subject to certain exemptive relief which has been granted in respect of the Increased Offer by the Securities and Exchange Commission); and (b) there having been received all applicable competition and antitrust approvals, including any such approvals required from the European Commission, and all applicable waiting periods under applicable competition or antitrust laws, including under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or terminated prior to the latest time the Increased Offer may become or be declared unconditional as to acceptances in accordance with the Irish Takeover Rules. Further detail with respect to the foregoing conditions and details of the other conditions to which the Increased Offer is subject are described in the Revised Offer Document under the heading “Appendix I—Conditions and further terms of the Increased Offer.”

6.

Royalty Pharma will, on the Extended Closing Date, waive down the Acceptance Threshold for the Increased Offer from 90% of the Maximum Elan Shares Affected to 50% of the Maximum Elan Shares Affected plus one Elan Share, subject to (i) the Elan Board recommending that the Theravance Transaction is approved by Elan Stockholders at the Elan EGM; (ii) having made such recommendation, the Elan Board not withdrawing, modifying or altering that recommendation without the consent of Theravance; and (iii) all other conditions to the

Increased Offer having been satisfied, fulfilled or, to the extent permitted, waived on the Extended Closing Date.

The Theravance Agreement requires the Elan Board to recommend that Elan Stockholders approve the Theravance Transaction and, having made such recommendation, not withdraw, modify or alter that recommendation without the consent of Theravance. There is no exception for subsequent adverse events or a determination by the Elan Board that such a recommendation would be inconsistent with its fiduciary duties. Royalty Pharma has conditioned waive-down of the Acceptance Condition on the Elan Board complying with its obligation under the Theravance Agreement to recommend that Elan Stockholders approve the Theravance Transaction (and not withdraw, modify or alter that recommendation) solely for the purpose of protecting against exposure to liability in the event that the Elan Board breaches such obligations and the shareholders vote against the Theravance Transaction, which could give rise to a Theravance claim for substantial damages. For the avoidance of doubt, Royalty Pharma’s offer is conditioned on shareholder disapproval of the Theravance Transaction.

Elan Stockholders who have accepted the Original Offer should withdraw their acceptances if their willingness to accept the Increased Offer would be affected by the reduction of the Acceptance Condition.

7.	Proposed New condition

Subject to the approval of the Irish Takeover Panel, given the potential adverse consequences under the Theravance Agreement, Royalty Pharma has included a new condition relating to the Theravance Transaction in the following terms:

“(i) the Elan Board recommending that the Theravance Transaction is approved by Elan Stockholders at the Elan EGM; (ii) having made such recommendation, the Elan Board not withdrawing, modifying or altering that recommendation without the consent of Theravance; and/or (iii) Elan otherwise not taking any action, or failing to take any action, that results, or could reasonably be expected to result, in an actual or contingent liability to Elan under the Theravance Agreement.”

8.

Acceptances of the Increased Offer by holders of Elan ADSs will be made only after (a) in the case of a book-entry holder, book-entry transfer of such Elan ADSs into the ADS Tender Agent’s account at the Book-Entry Transfer Facility and delivery of an Agent’s Message, or (b) in the case of Elan ADSs registered in the name of the tendering holders and not held through the Book-Entry Transfer Facility, a properly completed and duly executed revised letter of transmittal for use in connection with accepting the Increased Offer in respect of such Elan ADSs (the “Revised ADS Letter of Transmittal”), any Elan ADRs evidencing tendered Elan ADSs, and any other required documents are delivered to the ADS Tender Agent, in each case in accordance with the procedures set forth in the section of the Revised Offer Document entitled “Procedure for acceptance of the Increased Offer for holders of Elan ADSs.” Settlement of the consideration to which accepting Elan Stockholders are entitled under the Increased Offer will be consistent with United States practice and will be effected (a) in the case of acceptances of the Increased Offer received, complete in all respects, by the Unconditional Date, within 14 calendar days of such date and (b) in the case of acceptances of the Increased Offer received, complete in all respects, after the Unconditional Date, but while the Increased Offer remains open for acceptance, within 14 calendar days of such receipt.

9.

Royalty Pharma will pay any stock transfer taxes (but not the Cancellation Fee) applicable to the transfer of Elan ADSs pursuant to the Increased Offer, except as otherwise provided in the Revised ADS Letter of Transmittal.

Royalty Pharma will not pay any commissions or fees to any broker, dealer or other person (other than MacKenzie Partners, Inc. (the “Information Agent”), Capita Registrars (Ireland) Limited (the “Irish Receiving Agent”) and the ADS Tender Agent, as described in the Revised Offer Document) for soliciting tenders of Elan Shares, including those represented by Elan ADSs, pursuant to the Offer. You will, however, upon request, be reimbursed for customary clerical and mailing expenses incurred by you in forwarding the enclosed materials to your clients.

Any inquiries you may have with respect to the Increased Offer should be addressed to the Information Agent at the addresses and telephone numbers set forth on the last page of the Revised ADS Letter of Transmittal. Additional copies of the enclosed materials may be obtained from the Information Agent.

Very truly yours,

ECHO PHARMA ACQUISITION LIMITED

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY OTHER PERSON THE AGENT OF ROYALTY PHARMA, THE IRISH RECEIVING AGENT, THE ADS TENDER AGENT, OR THE INFORMATION AGENT OR AUTHORIZE YOU OR ANY OTHER PERSON TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF ANY OF THEM WITH RESPECT TO THE INCREASED OFFER NOT CONTAINED IN THE REVISED OFFER DOCUMENT OR THE REVISED ADS LETTER OF TRANSMITTAL.